Pacific Select Fund NSAR 6-30-14
Exhibit 77H


Changes in Control of Registrant for PD 1-3 Year Corporate Bond Portfolio:

On April 30, 2014, there was a change in control with respect to one series of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. This decrease in ownership was a result of a reduction of shares held in the Tactical Strategy Portfolio. Control is determined by 25% ownership in any fund.


Portfolio			        Date	        Percentage Ownership

PD 1-3 Year Corporate Bond Portfolio   	4/29/14 	        >25%
					5/1/14     and after    <25%